Filed by UMB Financial Corporation

(Commission File No.: 001-38481)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Heartland Financial USA, Inc.

(Commission File No.: 001-15393)

The following is a transcript of an investor call held by UMB Financial Corporation on April 29, 2024.

Acquisition of Heartland Financial, USA Inc. by UMB Financial Corp. Call

Event Details

Date: 2024-04-29

Company: UMB Financial Corp.

Ticker: UMBF-US

Company Participants

Kay Gregory - UMB Financial Corp., Senior Vice President & Director-Investor Relations

Mariner Kemper - UMB Financial Corp., Chairman & Chief Executive Ofcer

Ram Shankar - UMB Financial Corp., Chief Financial Ofcer & Executive Vice President

Other Participants

Timur F. Braziler - Analyst

Christopher McGratty - Analyst

Jared Shaw - Analyst

Terry McEvoy - Analyst

David J. Long - Analyst

MANAGEMENT DISCUSSION SECTION

Operator

Good morning. Ladies and gentlemen, thank you for standing by. Welcome to the UMB Financial Conference Call. All lines have been placed on mute during the presentation portion of the call with an opportunity for question-and-answer at the end.

I would now like to hand this conference call over to our host, Kay Gregory, Investor Relations. Please go ahead.

Kay Gregory

Good morning, and thank you for joining us on our call with such short notice. Earlier this morning, we announced our agreement to acquire Heartland Financial USA or HTLF, a $19.4 billion asset bank headquartered in Denver. Both companies also released first quarter 2024 results and these materials can be found on our respective Investor Relations website. You will note that we have posted two presentations to our website, our typical quarterly review and an overview of the announced transaction. We will provide some brief comments about UMB’s first quarter results, then we’ll spend most of the call discussing the announcement.

On the call today is Mariner Kemper, Chairman and CEO of UMB Financial; and Ram Shankar, CFO. Following our comments, we’ll open the call for questions. Jim Rine, CEO of UMB Bank; and Tom Terry, Chief Credit Officer, will be available for the question-and-answer session.

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Before we begin, let me remind you that today’s presentation contains forward-looking statements, including the discussion of future financial and operating results, benefits, synergies, gains and costs that the company expects to realize from this transaction as well as other opportunities management foresees. Forward-looking statements are subject to assumptions, risks and uncertainties. These risks are included in our SEC filings and are summarized on slide 2 of our presentation.

Actual results may differ from those set forth in forward-looking statements, which speak only as of today. We undertake no obligation to update them except to the extent required by securities laws. Reconciliations of non-GAAP financial measures have been included in the press release and the accompanying presentation. Pro forma financial information presented is based on March 31, 2024 results for both companies. Presentation materials are available online at investorrelations.umb.com.

Now, I’ll turn the call over to Mariner Kemper.

Mariner Kemper

Thank you, Kay; and good morning, everyone. On the heels of a great quarter, I’m very excited to share details about this transaction which accelerates UMB’s growth strategy, further diversifying and de-risking our business model. The addition of this high-quality franchise is a great fit from a strategic, financial and cultural perspective.

I’ll ask Ram to share some quick thoughts about the quarter, and then we’ll get right into the details of the transaction. Ram?

Ram Shankar

Thanks, Mariner. We had a great start to 2024, reporting GAAP earnings of [Technical Difficulty] (03:03)

Operator

Ladies and gentlemen, please stand by, we’ll re-establish your connection with the management.

[Technical Difficulty] (03:13-05:53)

Mariner Kemper

Sorry, everybody. This is Mariner. We had some technical difficulties. The line dropped. So Ram is going to start again. Again, my apologies. Ram?

Ram Shankar

Thanks, Mariner. We had a great start to 2024, reporting GAAP earnings of $110.3 million or $2.25 per share; operating EPS of $2.47 per share, representing an increase of 7.7% compared to the fourth quarter of 2023. We reported balance sheet growth that included a 4.2% annualized increase in average loan balances led by Construction draws on previously approved loans along with C&I. Credit quality in our loan portfolio remains excellent, with nonperforming loans of 8 basis points of total loans.

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Net charge-offs were 5 basis points of average loans for the quarter and charge-offs of average just 4 basis points over the past seven quarters. Provision of $10 million included about $7 million related to the previously disclosed co-branded credit card portfolio acquisition. The 10.4% increase in average deposits was driven largely by our institutional businesses, specifically investor solutions with increased sweep activity and corporate trust, where balances fluctuate related to customer bond distributions and dividends. DDA balances were 30% of average deposits for the first quarter.

Looking ahead, second quarter DDAs are typically lower as clients make tax payments and cover seasonally high payroll expense related to the reset of FICA and payroll taxes. The 3.9% increase in net interest income reflects continued loan growth and high levels of liquidity in addition to $1.4 million from amortization of a municipal bond hedge gain. Net interest margin increased 2 basis points to 2.48% in the quarter, outpacing the expectations I shared in January. Positives include loan repricing and mix as well as the impact of the bond hedge gain.

Looking into the second quarter, we expect some modest pressure on net interest margin to net interest income, driven by an expected pipeline of higher cost institutional client deposits, lower liquidity levels, coupled with the seasonal contraction in DDA balances typically associated with tax payments.

Slide 18 of our first quarter deck covers the highlights and drivers for the first quarter. Fee income increased $19 million from the fourth quarter to $159 million and benefited from an 18% increase in bankcard fees, driven both by strong purchase volumes and lower rewards, as well as a $3 million increase in Trust and Securities Processing income from our private wealth and institutional banking businesses that include corporate trust, custody, and fund services. Card purchase volumes increased 12% from a year ago to a record $4.6 billion, driving the interchange income I noted earlier. First quarter fees also included about $15 million of benefit that do not occur in the typical course of business as shown in our deck.

Operating expenses, excluding the $53 million and the $13 million FDIC assessment incurred in the fourth and first quarters, increased 2.3% sequentially and reflect the typical seasonal increase in payroll taxes, health insurance, and 401(k) expense. Additional metrics about our first quarter results are included in our earnings release and slide deck, and we’ll be happy to answer any follow-up questions during the Q&A portion of the call.

I’ll hand it back to Mariner to discuss this morning’s exciting announcement.

Mariner Kemper

Thanks, Ram. Our great first quarter results set up well for this transaction, and I’m looking forward to continuing the momentum throughout the rest of 2024 and beyond, bolstered by the acquisition we’re here to discuss today. UMB is an asset-generating machine consistently outpacing peer loan growth. We have a strong history of asset quality and a strong history of growing our fee business to support our total revenue. Events of the past year have served to remind us the importance of diverse granular deposits.

While we have a well-developed, diverse business model, one area where we have underpenetrated is our Consumer Banking franchise. We have continued to look for the right transaction that will meet that needs. We’ve screened for banks with a strong, under-levered deposit base and a core retail component and quality credit metrics, all in the right markets. Our search for the right fit has been elusive, but we found the right unicorn in Heartland, a bank that understands the key part of a value of a franchise within its deposits.

As we did our diligence, we came to realize that their strong deposit franchise was undervalued by the market at large. We saw this as an opportunity as we believe that banks with low-cost, granular deposit bases will garner a greater premium moving forward. The combination of UMB and Heartland create a nearly $65 billion asset bank, will accelerate UMB’s organic growth strategy and create significant value. And importantly, it is a great cultural fit. Our banking cultures are similar in tone, with similar approaches to business and focus on our associates and communities.

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The thesis for this transaction is laid out on slide 3. UMB will have significant scale in several markets, expanding density in some of our existing regions including Denver, Kansas City, and Phoenix, as well as gaining entry into attractive new geographies, including Iowa, West Texas, New Mexico, Wisconsin, Illinois, Minnesota, and California. We will combine two franchises with similar values, a conservative credit culture, complementary businesses. UMB’s strong commercial banking capabilities will expand into new markets, and Heartland’s successful consumer and strong business efforts will bring further density and diversity to our business model. In fact, we’ll nearly double our retail presence.

Bruce and his leadership team have done a great job in recent years and done the heavy lifting, laying out the groundwork. This includes successfully handling the consolidation of their multiple charters and the strategy and vision they laid out in their 3.0 initiative. Through the combination with us, we believe we can put our engine in their chassis to accelerate this transformation, extract value and grow, and bring those benefits to Heartland’s customers sooner and more efficiently.

While the combination results in day one TBV dilution, driven entirely by interest rate marks, it positions us well and enhances ROTCE by approximately 800 basis points, with an implied earn-back of just 3.1 years. We’ll gain meaningful scale in both retail banking with the addition of $6 billion in consumer deposits, with the raw materials to sustain our growth. And in private wealth, Heartland adds an additional $4.9 billion in assets under management and administration, and increases our totals by approximately 31%. The pro forma loan to deposit ratio of 67% reserves our conservative profile, while positioning us for future growth.

Finally, the pricing and financial metrics are compelling with EPS accretion of 31% including rate marks, and will strengthen our return and performance metrics. As it’s typical with such analysis, the accretion math is based on consensus estimates. As demonstrated by both of our first quarter results, we hope to generate more shareholder value by continuing to execute. While pricing multiples are attractive at 9.7 times 2025 consensus EPS, 6.7 times with fully phased-in synergies representing a price to tangible book value of 1.53 times. This is an all-stock transaction. Details are on slide 5. The exchange ratio is fixed with a 0.55x UMBF shares for every HTLF share. This equates to the transaction value of approximately $2 billion.

Concurrently, we announced this morning the pricing of a very successful underwritten public offering of $210 million or 2.8 million common shares. We also have a forward agreement on this offering, which has an up to 18-month term. The offering includes participation from high-quality institutional investors, including some of our top shareholders. We expect the transaction with Heartland to close in the first quarter of 2025, subject to regulatory and shareholder approvals. We’ve been keeping our prudential regulators and other agencies engaged throughout our due diligence process. And because of the feedback we have received, we’re excited to move forward.

On slide 6, we’re projecting top-quartile profitability and capital generation with key expectations shown on the right-hand side. We anticipate strong core earnings power with approximately $700 million in net income and fully phased-in cost saves based on 2025 estimates. Additionally, with a loan to deposit ratio of 67%, we have about $10 billion of excess deposit capacity versus peer median to fund our growth.

Slide 8 is a snapshot of Heartland’s footprint and bank divisions located in attractive and fast-growing markets. We see the benefit of our combined scale in the chart on slide 9. We will have a 13-state footprint with a top 10 market share in five of those states. On slides 10 and 11, we’ve included a look at Heartland’s granular deposit base and commercially focused loan portfolio, followed by details on commercial real estate. The investor real estate CRE is well-diversified by property type and geography. The average loan size is just under $2 million and has no non-accruals at the end of the first quarter. Details on the Office portfolio is on the right-hand side of slide 12. Again, well diversified with an average loan to value of 57%, in line with ours.

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Moving to slide 14, we have a long-term look at asset quality. If you follow us, you know asset quality is a topic I like to talk about. UMB has a track record and metrics I’m extremely proud of, and Heartland has a similar approach to managing credit. On slide 15, we’ve shown the two companies side by side, highlighting our capabilities on each. The combination of UMB’s products and services and Heartland’s deposits, lending verticals and customer base, provides meaningful cross-sell opportunities. Heartland strong retail and small business capabilities will add revenue synergies to UMB’s platform. And our commercial capabilities and access to key municipalities, newly acquired geographies, could open doors for corporate trust and other institutional businesses.

We will work hard for you to unlock value in this combined franchise. For example, in their 3.0 strategy, HTLF has laid out their vision to increase their fee income to 25%. With our more sophisticated Treasury management products and commercial card strength, we can penetrate deeper into their existing client base and new prospects in their markets. This will accelerate fee income to mimic our profile and drive higher quality earnings. Similarly, since the American economy has driven more than 75% by small business, we are looking forward to leveraging their small business capabilities to our existing markets.

Finally, we’ve provided a look at the diligence process that got us to this point on slide 16. As you can see, well over 200 of our associates, along with multiple outside experts, have given hundreds of hours reviewing data on multiple lines of business processes, operational support functions and the risks involved in all areas. Every line of business reviewed their own area that was counterparties in Heartland and documented their findings for a comprehensive review. At the end of the day, our work gives us confidence the metrics and assumptions surrounding the transaction.

Now, I’ll turn it back over to Ram to cover additional details on the transaction. Ram?

Ram Shankar

Thanks, Mariner, and good morning, everyone. The transaction assumptions are on slide 17. The earnings projections we’ve included are based on consensus estimates for 2025, grown at a 5% rate thereafter. We see upside to both sets of projections, but wanted to be conservative for our presentation.

We put together a thorough bottoms-up analysis and expect cost saves of 27.5% of Heartland’s non-interest expense, 40% of which is to be recognized in 2025, assuming a first quarter close. And as Mariner noted, we’ve identified numerous revenue synergies that we’re excited about, but are not included in our metrics, providing additional potential for upside. One-time charges were similarly put together with a bottoms-up analysis, with inputs from all business lines across the bank and are $215 million in total.

Purchase accounting marks are important to get right and we use the provident third-party firm to assist in our calculations. Our transaction model assumes a conservative credit mark of 1.3% on Heartland’s loans and a core deposit intangible of 3.4% of deposits amortized over 10 years using the sum-of-the-years digit method. The credit mark, based on internal reviews and independent third-party analysis, is roughly 28% higher than Heartland’s current ACL of $124 million. The interest rate marks assumed on the loan portfolio are expected to accrete over five years in total on a straight line basis and are estimated to be approximately $550 million at close.

For the Securities portfolio, we expect to sell approximately $2.5 billion of Heartland’s bond that don’t match our investment profile simultaneously with the closing of the transaction, and reinvest those proceeds into agency mortgage-backed securities and/or US Treasuries. Inclusive of the rate marks on loans, retained securities and other debt instruments, we expect approximately $660 million of aftertax income to flow through earnings over time.

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Interest rate marks clearly have a large role on the merger math and financial metrics and flows. The core impact of the acquisition is very attractive. If you strip out the rate marks and CDI, the deal is roughly 15% EPS accretive. Tangible book value dilution in this case would be approximately 6% and earnback would go to just under two years.

Turning to slide 18, the combined franchise will generate meaningful capital. At close, including the equity offering, we expect CET1 to be 10.1%. Combined earnings plus cost savings is nearly $700 million per year and net of presumed dividends, that equates to 115 basis points per year of CET1 before accounting for any balance sheet growth.

Additionally, the previously mentioned $660 million in rate marks over the next few years will add another 135 basis points of CET1. Based on these factors, we expect to return to our first quarter 2024 CET1 ratio of 11.1% in less than 18 months after close.

Now, I’ll turn it over to the operator for the Q&A session.

QUESTION AND ANSWER SECTION

Operator

Thank you. Our first question comes from the line of Timur Braziler of Wells Fargo. Your line is now open. Please go ahead.

Analyst: Timur F. Braziler

Question – Timur F. Braziler: Hi. Good morning.

Answer – Mariner Kemper: Good morning, Timur.

Answer – Ram Shankar: Good morning.

Question – Timur F. Braziler: Can you maybe go through some details on how the deal came about? Was this a negotiated transaction between the two parties, or was this something that was more of an auction process?

Answer – Mariner Kemper: Yeah. Timur, this is Mariner. Known the company for some time and built a long-term relationship with their CEO, Bruce, you’ll be able to read the details and further detail in the proxy when it comes out.

Question – Timur F. Braziler: Okay. And then, Mariner, UMB has had quite good success, particularly on a relative basis, maybe to a more challenged group of being able to maintain a high growth rate. I know this deal is accretive from an earnings standpoint. But just looking at a growth rate standpoint, is this dilutive to kind of standalone UMB-type growth, or do you think that once everything is layered in, that growth rate as a combined company is going to be unchanged or even faster?

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Answer – Mariner Kemper: Yeah. I mean, our expectation is, as you know, that the modeling that you have is using 2025 consensus. We certainly expect to – expect and hope that we can accelerate growth through layering our engine on top of their chassis and all the revenue synergies. So that is our desired expectation.

Question – Timur F. Braziler: Okay. What about from a balance sheet standpoint? Does that dilute the opportunities for balance sheet growth maybe on a percentage standpoint as a combined company? Or is the expectation that balance sheet growth is going to accelerate as well?

Answer – Mariner Kemper: Well, I think we’re really thinking about this from a standpoint of raw materials providing funding for growth. From that perspective, that’s kind of how we’re thinking about it. And also layering in another 100-plus distribution point to continue to build our strong profile as a deposit generator itself.

So, on a combined basis, we expect that we can leverage the combined entity to continue the already great profile we have as being a strong funding provider to back up our excellent asset generating machine that we already are.

Question – Timur F. Braziler: Okay. And then just last one for me, maybe can you provide a composition of the cost savings? Kind of where are those coming from, and with the greater kind of focus on the retail component of that franchise, I’m assuming maybe it doesn’t come quite as much from the branch network. Any kind of detail you can provide on where those cost savings are going to materialize would be great. Thanks.

Answer – Ram Shankar: Yeah. Timur, this is Ram, and it’s the usual stuff. Unlike other deals, there’s not a lot of branch overlap in the combined franchises, even in the three common markets of Kansas City, Denver, and Phoenix. So not a lot of those opportunities, maybe a handful of branches. But otherwise, it’s the standard people, process, technology, contracts that are part of our bottoms-up analysis where we came up with the cost saves.

Question – Timur F. Braziler: Great. Thanks for the questions.

Operator

Thank you. Your next question comes from the line of Chris McGratty of KBW. Your line is open. Please go ahead.

Analyst: Christopher McGratty

Question – Christopher McGratty: Oh, great. Thanks for the question. Ram, Mariner, the balance sheet’s got plenty of capacity post-closing and you talked about a 67% LD ratio. I’m interested in maybe how does this deal affect your thoughts on that over time? And also, how will the rate profile change if it does with the deal?

Answer – Mariner Kemper: I’ll take the first part and let Ram follow up on the rate mark. On the change in the profile, nothing really changes in the way we operate. That’s one of the beauties of doing this deal is, we think it allows us continue to be the company that we are. So, as I said many times and you’ve seen in our numbers for years, we’ve been able to generate 2 times our peer group and assets quarter-in/quarter-out for pretty much the 20 years I’ve been CEO.

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And this allows us – this is raw material. This allows us to lever what they’ve got at some level. But also it’s given us distribution and outlets to continue to do what we do, generating our raw material to just keep the engine moving.

Answer – Ram Shankar: Yeah. The combined balance sheet, Timur – or Chris, we expect it to be modestly asset sensitive. We have a very similar profile on the loan side. About 63% of their loans are variable in nature compared to our 65%. And then, the added – as Mariner talked about in the script, the added benefit is they have a very attractive, low cost, low beta funding base that’s retail, that’s basically doubling our retail presence. So, we’re modestly asset sensitive on a combined balance sheet basis.

Question – Christopher McGratty: Okay, great. And then just a couple, I guess, housekeeping ones, Ram. Before the settlement, just can you help us on like will those shares come in immediately at close? And then also, if I’m reading slide 17, is the CECL day two roughly $80 million, if I’m looking at that?

Answer – Ram Shankar: On the second question, yes, 50% of the $160 million. So yes, the non-PCD/PCD mix is about 50/50. And then, – I’m sorry, remind me your first question.

Question – Christopher McGratty: Before the settlement, the logistics.

Answer – Ram Shankar: Before the settlement, thank you. Yeah. Yeah. So the price is fixed as of yesterday at $75. We raised 2.8 million shares at $210 million. So, we have the option with the forward provider to pick that up any time between now and 18 months. So, it’s an 18-month contract. But as you rightly surmised, we would probably do it closer to the actual closing of the transaction. There is no impact or change in price. It’s just a cash settlement based on when we decide to pull that optionality.

Question – Christopher McGratty: Okay the shares coming in at close. That’s the easiest way to do it. Okay. Thank you.

Answer – Ram Shankar: Yeah, I would model it that way. It’s just our way of deferring dilution and taking capital just in time.

Answer – Mariner Kemper: It avoids the drag before the close.

Question – Christopher McGratty: Yeah. Got it. Thank you.

Operator

Thank you. The next question comes from the line of Jared Shaw of Barclays. Your line is now open. Please go ahead.

Analyst: Jared Shaw

Question – Jared Shaw: Hey, good morning.

Answer – Mariner Kemper: Hey, good morning, Jared.

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Answer – Ram Shankar: Good morning.

Question – Jared Shaw: Going back to the expenses, do you feel that now that you’re going to be approach – you’re going to be bigger at $67 billion, are there other investments that you’ll need to make to offset some of those expenses just to handle the larger balance sheet?

Answer – Mariner Kemper: Hey, Jared. It’s Mariner. Basically, for all on the line that basically translates into what the regulators saw heightened standard. So, that’s the $50 billion threshold. What I would tell you is that we were well on our way. We’re sitting at $45 billion. And so, we had hired a year ago PwC for a GAAP analysis that came back clean. We know what we need to do. We’re well prepared all, pretty well along the way to do that anyway even before an independent of doing this transaction.

So, very comfortable with where we stand from that standpoint. There will be some investment we need to make along the way, but it’s identified and easy to do. Regulators have been supportive of the process that we’ve been going through, and we’re very comfortable and excited about crossing that $50 billion threshold.

Answer – Ram Shankar: And I think, as we did the bottoms-up analysis, Jared, that was part of our consideration is included in our analysis as well.

Answer – Mariner Kemper: Yeah. We end up taking – Heartland has a lot of great people actually to lean on as we cross that threshold.

Question – Jared Shaw: Okay. Okay. Great. So, that growth rate is – or that investment is sort of reflected in the growth rate and in keeping that growth rate probably pro forma (31:30).

Answer – Mariner Kemper: Yeah, for sure. Yeah.

Question – Jared Shaw: Okay. And then on capital, you mentioned getting back to CET1 of 11% in 18 months. Is that how we should think about sort of your target of where you would like CET1 to be? Or is that been a little bit elevated because you were hoping to be able to deploy in a deal like this? I mean, just thinking – trying to match the forward settlement contract with the buyback and post-close.

Answer – Mariner Kemper: Yeah. So, we don’t do guidance on that. I would say that that’s where we are now, right, and so – and where we expect to be at at close. Then therefore, that’s – we’re comfortable there, right? And I think just generally speaking, a bit of a higher-level capital is expected in the operating environment that we’re all in now. So, no specific guidance on that.

And we were a little below that or a little above that nuance from one quarter to the next, just something that’s – it doesn’t drive anything one way or the other. But yeah, definitely, it’s – we’re certainly comfortable in that range. And I think it’s prudent to carry a little bit higher level capital in the industry these days.

Question – Jared Shaw: Yeah. Okay. And then just finally for me, maybe more of a boring earnings question versus an exciting deal question. But when we look at the DDA trends, strong two quarters there. You talked about seasonality. It’s been a little while since we’ve seen, I think, a normal second quarter seasonality. What’s the potential impact on that? And then, apart from the seasonality, do you think that DDAs have found their floor and now we’re in a normal growth environment?

Answer – Ram Shankar: Our guidance for margin for the next quarter was a handful of basis points downward pressure just from a mix shift. So, we’ve talked for a long about a healthy institutional deposit pipeline. So, we’re expecting those to come sometime in the second quarter coupled with what might happen with seasonality on the DDA side.

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So, that’s baked into our margin guidance that we said of about a few basis points. Whether it’s bottomed out DDA – I mean, we’re at 30%. The rest of the deposits, the interest-bearing deposit base, as you saw this quarter, is growing pretty rapidly. So, just as a result of that math, we might see DDA as a percentage come down. But the hope is, our DDAs are in somewhere between $9.5 billion and $10 billion.

Answer – Mariner Kemper: Yeah. We don’t expect too much more rotation if you take the seasonality out. So, likely at the bottom on rotation based on the interest rate environment. And I think Ram is just saying, with the growth of everything else on a percentage basis, it may come down slightly.

Answer – Ram Shankar: Correct.

Question – Jared Shaw: Thanks.

Operator

The next question comes from the line of Terry McEvoy of Stephens, Inc. Your line is now open. Please go ahead.

Analyst: Terry McEvoy

Question – Terry McEvoy: Hi. Thanks for taking my questions. I was wondering if you can just talk about the due diligence on HTLF’s franchise people infrastructure. They’ve gone through a lot over the last couple of years in terms of kind of upset shareholder base, collapsing the charters, etcetera. So, what type of disruption do you expect? How do you minimize that disruption, particularly on the consumer banking side, which you’ve talked about the value there a few times on the call?

Answer – Mariner Kemper: Yeah. Thanks for that question. Yeah. Obviously, you’re referring to some public disclosures around some issues the board had a couple of years ago. As well behind them, as I said, we’ve gotten to know this company over time and very comfortable that they’ve settled those issues and they’re behind them.

As far as the due diligence process and the charter collapse, exciting. We see all that really what they’ve been going through last couple years as great opportunities, they’ve been as I would describe, plowing the field and planting the seeds and we basically get the harvest. So, they have done a lot of heavy lifting and that’s great for us, collapsing the charters, centralizing activities. So, they’ve done a lot of really great work to really kind of mimic the kind of company we are and allow us really to harvest all that awesome work.

Question – Terry McEvoy: Thanks for that. And then just as a follow-up, what are your thoughts on maintaining and growing that Food and Ag business lending portfolio, which is, I think about $1 billion today? Is that a business you’d like to continue to grow?

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Answer – Mariner Kemper: Yeah, we absolutely love that. That’s one of the things we really like about the transaction. We’re actually the 24th largest agricultural lender in the country ourselves. They picked up Rabo’s team. And Rabo has a really great reputation in the business. So, they have a great team of people in California. And the average size is pretty small and the diligence is great on that book, and we’re really excited to leverage their team and our team combined and just keep rocking and rolling with our Ag business unit.

Question – Terry McEvoy: That’s great. Thanks again for taking my questions.

Answer – Mariner Kemper: Thanks, Terry.

Operator

The next question comes from the line of David Long of Raymond James. Your line is now open. Please go ahead.

Analyst: David J. Long

Question – David J. Long: Good morning, everyone, and congrats on getting the deal announced this morning.

Answer – Mariner Kemper: Good morning, David.

Question – David J. Long: First question I wanted to ask is about the revenue synergy – or I’m sorry, the expense synergies. With the numbers that you put out there, are you assuming on any revenue synergies at this point?

Answer – Ram Shankar: No, They’re not in the model that we presented, but that’s the opportunity. And as Mariner said, the harvest that we can do and the great work done already by the HTLF team. So that’s not included. We haven’t quantified it or disclosed it, but certainly there’s a lot of opportunities that we see as part of our diligence process.

Question – David J. Long: Yeah, of course. Okay, great. And then, the securities restructuring, the $2.5 billion, was the accretion from that, I assume, is included in your earnings per share outlook as well?

Answer – Ram Shankar: No, not on the disclosed securities. Those are assumed to be gone on day one. So, any accretion related to that is just part of the marks and it’s not part of the EPS accretion that we presented, the 800 basis points or the 31%.

(38:36)

Answer – Mariner Kemper: I was just going to say, and ultimately that move is a de-risking – an additional de-risker for the transaction. We, as an organization, don’t take credit risk in our investment portfolio. And so, in their investment portfolio, they were taking some credit risk, we’re just removing that in the combined entity.

Question – David J. Long: Got it. Got it. Thank you. And then, as you’ve mentioned, Bruce and his team did a lot of the heavy lifting with charter consolidation. With HTLF 3.0, they had some more expense rationalization initiatives out there. So when you look at the number, the 27.5% cost takeout from the current levels, it seems like they were progressing to do that; some of that on their own. You mentioned a lot of the heavy lifting has been done. It’s just – if I said to you that 27.5% seems conservative, how would you respond to that?

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Answer – Mariner Kemper: Well, you hit the right words are – what you see in our presentations is conservative and know what they contemplate is not included in our numbers. So, whatever they do before close and whatever we do together after close from that rationalization perspective is not assumed in our assumptions.

Question – David J. Long: Okay. And then just the last thing, the deal closing in the first quarter of 2025, that’s the expectation. What about the systems conversion? Any thoughts on timing of that?

Answer – Mariner Kemper: Yeah. We’re currently planning and obviously this is all very fluid. We don’t have a lot of control over what happens with the regulatory process. But if it closes when we expect it to, our current plan is to convert in October – early October, on a three-day weekend of next year, of 2025.

Question – David J. Long: Right. Right. All right. Great. Thanks, guys. Appreciate it.

Answer – Mariner Kemper: Thanks, David.

Operator

Thank you. As there are no additional questions waiting at this time, I’d like to hand the conference back over to the UMB management team for closing remarks.

Hey, thank you all for your questions. As you can tell, we’re super excited about this opportunity. We’ve gotten to know Heartland and their amazing team for a handful of years now. And we’re coming together. We’re super excited to bring these two great companies together and unlock serious value for all of you, our shareholders. And we’re highly confident in our ability to really to unlock and deliver that value. So, appreciate everybody’s interest and getting on. And we’ll be talking again soon.

Thanks, Mariner. And as always, you can follow up any questions at Investor Relations at 816-860-7106. Thanks for your time today.

Operator

Ladies and gentlemen, this concludes today’s call. Thank you for joining. You may now disconnect your lines.

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©2024, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about UMB Financial Corporation’s (“UMB”), Heartland Financial USA, Inc.’s (“HTLF”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between UMB and HTLF (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in UMB’s and HTLF’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between UMB and HTLF; the outcome of any legal proceedings that may be instituted against UMB or HTLF; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which UMB and HTLF operate; the ability to promptly and effectively integrate the businesses of UMB and HTLF; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of UMB’s or HTLF’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by UMB’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters.

These factors are not necessarily all of the factors that could cause UMB’s, HTLF’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm UMB’s, HTLF’s or the combined company’s results.

All forward-looking statements attributable to UMB, HTLF, or the combined company, or persons acting on UMB’s or HTLF’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and UMB and HTLF do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If UMB or HTLF update one or more forward-looking statements, no inference should be drawn that UMB or HTLF will make additional updates with respect to those or other forward-looking statements. Further information regarding UMB, HTLF and factors which could affect the forward-looking statements contained herein can be found in UMB’s Annual Report on Form 10-K for the fiscal year ended December  31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456 /umbf-20231231.htm ), and its other filings with the SEC, and in HTLF’s Annual Report on Form 10-K for the fiscal year ended December  31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf -20231231.htm ), and its other filings with the SEC.

Additional Information about the Transaction and Where to Find It

This communication does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the Transaction, UMB will file with the SEC a Registration Statement on Form S-4 to register the shares of UMB capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of UMB and HTLF that also constitutes a prospectus of UMB. The definitive joint proxy statement/prospectus will be sent to the shareholders of UMB and stockholders of HTLF seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UMB, HTLF, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by UMB or HTLF through the website maintained by the SEC at http://www.sec.gov or from UMB at its website, www.UMB.com, or from HTLF at its website, www.htlf.com. Documents filed with the SEC by UMB will be available free of charge by accessing the “Investor Relations” page of UMB’s website at www.https://investorrelations.umb.com/overview/default.aspx, or alternatively by directing a request by mail to UMB, Attention: Corporate Secretary, 1010 Grand Boulevard, Kansas City, Missouri 64106, and documents filed with the SEC by HTLF will be available free of charge by accessing HTLF’s website at www.htlf.com under the “Investor Relations” tab or, alternatively, by directing a request by mail to HTLF’s Corporate Secretary, 1800 Larimer Street, Suite 1800, Denver, Colorado 80202.

Participants in the Solicitation

UMB, HTLF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of UMB and stockholders of HTLF in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of UMB and HTLF and other persons who may be deemed to be participants in the solicitation of shareholders of UMB and stockholders of HTLF in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of UMB and their ownership of UMB common stock is also set forth in the definitive proxy statement for UMB’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March  3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457 /d706079ddef14a.htm ). Information about the directors and executive officers of UMB, their ownership of UMB common stock, and UMB’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in UMB’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February  22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456 /umbf-20231231.htm ), and in the sections entitled “Our Board of Directors” and “Stock Owned by Directors, Nominees, and Executive Officers” included in UMB’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March  3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457 /d706079ddef14a.htm ). To the extent holdings of UMB common stock by the directors and executive officers of UMB have changed from the amounts of UMB common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of HTLF and their ownership of HTLF common stock can also be found in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April  9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf -20240409.htm ) and other documents subsequently filed by HTLF with the SEC. Information about the directors and executive officers of HTLF, their ownership of HTLF common stock, and HTLF’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in HTLF’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 23, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf -20231231.htm), and in the sections entitled “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions” included in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April  9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf -20240409.htm ). To the extent holdings of HTLF common stock by the directors and executive officers of HTLF have changed from the amounts of HTLF common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.